Globalstar, Inc.
 1351 Holiday Square Blvd.
Covington, Louisiana 70433
March 3, 2020

VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:  Jeffrey Kauten

Re:	Globalstar, Inc.
Registration Statement on Form S-3 Amended March 2, 2020 File No. 333-235726

Ladies and Gentlemen:
Pursuant to Rule 461 under the Securities Act of 1933, as amended, Globalstar, Inc. (the “Company”) hereby respectfully requests that the effective date for the registration statement referred to above be accelerated so that it will become effective at 4:00 p.m., Eastern time, on March 3, 2020, or as soon as practicable thereafter.

Should you have any questions regarding the foregoing, please call the Company’s counsel, Arthur McMahon, III of Taft Stettinius & Hollister LLP, who can be reached at (513) 357-9607.

Thank you for your assistance in this matter.

Very truly yours, GLOBALSTAR, INC.
By:	/s/ David B. Kagan
Name:	David B. Kagan
Title:	Chief Executive Officer